FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 30, 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc ("RBS") - Result of Annual General Meeting

30 May 2012

Following the Annual General Meeting held today, RBS announces the results of the poll vote for each resolution as follows. Resolutions 18, 20, 22 and 24 were passed as special resolutions.

	For	% of votes cast	Against	% of votes cast	Total votes cast as % of Voting Share Capital	Withheld *
Resolution 1 To approve the report and accounts for the year ended 31 December 2011	48,023,557,759	99.68	152,277,626	0.32	80.31	42,971,201
Resolution 2 To approve the Remuneration Report for the year ended 31 December 2011	47,690,076,126	99.31	332,996,089	0.69	80.06	195,464,478
Resolution 3 To elect Alison Davis as a director	48,116,108,729	99.89	54,433,463	0.11	80.30	48,258,033
Resolution 4 To elect Tony Di Iorio as a director	48,118,307,979	99.89	51,990,810	0.11	80.30	48,461,193
Resolution 5 To elect Baroness Noakes as a director	48,117,781,493	99.89	53,347,745	0.11	80.30	47,383,828
Resolution 6 To re-elect Sandy Crombie as a director	48,113,843,712	99.88	58,503,425	0.12	80.30	46,372,090
Resolution 7 To re-elect Philip Hampton as a director	48,076,043,539	99.80	98,219,539	0.20	80.31	44,603,390
Resolution 8 To re-elect Stephen Hester as a director	48,124,859,241	99.89	50,698,844	0.11	80.31	43,331,043
Resolution 9 To re-elect Penny Hughes as a director	48,006,519,883	99.66	165,517,824	0.34	80.30	46,558,943
Resolution 10 To re-elect Joe MacHale as a director	48,119,679,015	99.89	51,118,990	0.11	80.30	47,691,330
Resolution 11 To re-elect Brendan Nelson as a director	47,977,258,462	99.60	193,636,465	0.40	80.30	47,749,321
Resolution 12 To re-elect Art Ryan as a director	48,116,631,618	99.89	54,070,951	0.11	80.30	48,031,909
Resolution 13 To re-elect Bruce Van Saun as a director	48,118,185,579	99.89	54,133,467	0.11	80.30	46,450,722
Resolution 14 To re-elect Philip Scott as a director	48,116,581,998	99.89	54,419,443	0.11	80.30	47,311,572
Resolution 15 To re-appoint Deloitte LLP as auditors	48,022,233,563	99.67	158,516,747	0.33	80.32	40,887,755
Resolution 16 To authorise the Group Audit Committee to fix the remuneration of the auditors	48,162,093,595	99.96	17,783,929	0.04	80.32	41,877,134
Resolution 17 To renew the directors' authority to allot securities	47,622,304,920	99.00	478,785,413	1.00	80.19	117,760,839
Resolution 18 To renew the directors' authority to allot shares on a non pre-emptive basis	48,130,890,540	99.92	36,594,140	0.08	80.30	51,321,915
Resolution 19 To sub-divide and consolidate the ordinary share capital	47,981,568,586	99.60	194,114,288	0.40	80.31	43,006,983
Resolution 20 To amend the articles of association	47,988,863,703	99.63	176,254,177	0.37	80.29	53,604,791
Resolution 21 To renew authority to grant rights to convert B Shares	47,965,168,292	99.59	198,309,262	0.41	80.29	55,093,296
Resolution 22 To renew authority to grant rights to convert B Shares on a non pre-emptive basis	47,976,311,291	99.60	192,296,926	0.40	80.30	50,124,547
Resolution 23 To amend the rules of the Sharesave Plans	48,119,182,656	99.91	43,567,345	0.09	80.29	55,520,341
Resolution 24 To permit the holding of general meetings at 14 days' notice	47,349,851,108	98.28	826,845,679	1.72	80.31	42,074,006
Resolution 25 To authorise political donations and expenditure by the Group in terms of Section 366 of the Companies Act 2006	47,761,153,635	99.13	417,319,920	0.87	80.31	40,270,226

* A vote Withheld is not a vote in law and is not counted in the calculation of the proportion of votes "For" and "Against" a resolution.

In accordance with the UK Listing Authority's listing rules, copies of resolutions 17, 18, 19, 20, 21, 22, 23, 24 and 25 will shortly be available for inspection at the National Storage Mechanism which is located at: www.Hemscott.com/nsm.do

Contact

Jason Knauf

Head of Group Media Centre

0131 523 4414

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 May 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary